Exhibit 99.1

Contacts:

Media	Investors
Christopher Wyse, (269) 923-3417	Larry Venturelli, (269) 923-4678
Christopher.Wyse@whirlpool.com	Larry.Venturelli@whirlpool.com

WHIRLPOOL PROMOTES SWIFT AND TODMAN TO EXPANDED GLOBAL LEADERSHIP ROLES

BENTON HARBOR, Mich. – Dec. 14, 2005 – Whirlpool Corporation (NYSE: WHR) Chairman and CEO Jeff M. Fettig, today announced that effective January 1, 2006, David L. Swift, currently executive vice president, Whirlpool North America, will be promoted to the position of president, Whirlpool North America, and named a member of Whirlpool’s board of directors, and Michael A. Todman, currently executive vice president, Whirlpool Corporation, and president, Whirlpool Europe, will be promoted to the position of president, Whirlpool International, and also named a member of Whirlpool’s board of directors.

“These important leadership moves reflect the strong growth, size, scope and increasing integration of our global business,” said Fettig. “This realignment of our leadership structure will accelerate execution of our global strategy and further extend the benefits we gain from our global operations, while also facilitating the business transition and integration of our planned acquisition of Maytag Corporation.”

Swift will be accountable for Whirlpool’s North American businesses, as well as for the integration of Maytag operations after the planned acquisition is complete. Todman will be accountable for Whirlpool’s international businesses in Europe, Latin America and Asia.

“Dave and Mike are both experienced global executives with the skills to fully leverage our global operations, while accelerating the positive momentum we have in our business,” added Fettig.

Fettig also announced that W. Timothy Yaggi, currently senior vice president and general manager, Brand Portfolio Group, North America, has been promoted to executive vice president, Market Operations, North America, and Marc Bitzer, currently senior vice president, Marketing and Sales, Whirlpool Europe, has been promoted to executive vice president of Whirlpool Corporation, and president, Whirlpool Europe. Yaggi will report to Swift, and Bitzer will report to Todman. Both Yaggi and Bitzer will join Whirlpool’s executive management committee.

“This promotion recognizes Tim’s outstanding leadership and his ability to effectively grow our brands,” said Fettig. “He will provide the leadership to ensure that we continue our strong growth in the marketplace, while moving with increased speed in meeting trade customers and consumer needs.”

“Marc’s promotion acknowledges his many contributions to our brand marketing and sales capabilities in Europe,” said Fettig. “Under Marc’s leadership, we will also continue to grow and improve our operating performance across European.”

Swift joined Whirlpool as executive vice president, North American Region, in 2001. Prior to joining Whirlpool, Swift was president of Eastman Kodak Company’s Kodak Professional Group, and also served as chairman and president of Kodak’s Greater Asia Region, based in Shanghai, China. A native of Wilbraham, Mass., Swift earned a bachelor’s degree in mathematics and physics from Amherst College, a master’s degree in electronics engineering from Dartmouth College and a master’s degree in business administration from Harvard University’s Graduate School of Business.

Todman was named executive vice president and president, Whirlpool Europe, in October 2001. Prior to this assignment, he was executive vice president, North America Region. Todman began his career with Whirlpool in 1993 as director, Finance, United Kingdom, and has held a variety of leadership positions since that time. In 2001, he was named executive vice president, North America, and a member of the executive committee of Whirlpool Corporation. Prior to joining Whirlpool, Todman worked for 10 years at Wang Laboratories, Inc., a computer hardware and software company. A native of St. Thomas, U.S. Virgin Islands, Todman earned a bachelor’s degree in business administration from Georgetown University.

Yaggi was named senior vice president and general manager, Brand Portfolio Group, North America, in 2002. Prior to this, he was vice president, Whirlpool Brand, North America. Since joining Whirlpool in 1994, Yaggi has held a variety of other leadership positions of increasing responsibility. Prior to coming to Whirlpool, he worked for Norelco Consumer Products Company. A native of Stamford, Conn., Yaggi earned an bachelor’s degree from Princeton University and a master’s degree in business administration from Michigan State University.

Bitzer was named senior vice president, marketing sales and services, Whirlpool Europe, in 2000. Prior to this assignment, he was vice president, Bauknecht Brand Group. Before joining Whirlpool Europe, Bitzer worked for eight years at The Boston Consulting Group where he left as partner and vice president. Bitzer earned a doctorate degree from the St. Gallen Graduate School of Business, Economics and Law in Switzerland.

About Whirlpool Corporation

Whirlpool Corporation is a global manufacturer and marketer of major home appliances, with annual sales of more than $13 billion, 68,000 employees, and nearly 50 manufacturing and technology research centers around the globe. The company markets Whirlpool, KitchenAid, Brastemp, Bauknecht, Consul and other major brand names to consumers in more than 170 countries. Additional information about the company can be found at www.whirlpoolcorp.com.

Whirlpool Additional information:

This document contains forward-looking statements that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document include, but are not limited to, statements regarding expected earnings per share, cash flow, and material and oil-related costs for the full year 2005, as well as expectations as to the closing of the proposed merger with Maytag Corporation. Many risks and uncertainties could cause actual results to differ materially from Whirlpool’s forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry reflecting the impact of both new and established global, including Asian and European, manufacturers and the strength of trade customers; (2) Whirlpool’s ability to continue its strong relationship with Sears Holding Corporation in North America (accounting for approximately 17% of Whirlpool’s 2004 consolidated net sales of $13 billion) and other significant trade customers, and the ability of these trade customers to maintain or increase market share; (3) the impact of general economic factors on demand for Whirlpool’s products, such as gross domestic product, consumer interest rates, consumer confidence, retail trends, housing starts, sale of existing homes, and the level of mortgage refinancing; (4) the ability of Whirlpool to achieve its business plans, including productivity improvements, cost control, leveraging of its global operating platform and acceleration of the rate of innovation; (5) fluctuations in the cost of key materials (including steel, oil, plastic resins, copper and zinc) and components and the ability of Whirlpool to offset cost increases; (6) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (7) changes in market conditions, health care cost trends and pending regulation that could increase future funding obligations for pension and post-retirement benefit plans; (8) the cost of compliance with environmental and health and safety regulation, including new regulations in Europe regarding appliance disposal; (9) potential exposure to product liability claims, including the outcome of Whirlpool’s previously-announced investigation of a supplier-related quality and potential product safety problem that may affect up to 3.5 million appliances manufactured between 2000 and 2002; (10) the impact of labor relations; (11) Whirlpool’s ability to obtain and protect intellectual property rights; (12) the ability of Whirlpool to manage foreign currency and its effective tax rate; (13) global, political and/or economic uncertainty and disruptions, especially in Whirlpool’s significant geographic markets, including uncertainty and disruptions arising from natural disasters, including possible effects of recent U.S. hurricanes, or terrorist activities; and (14) risks associated with operations outside the U.S. Other such factors relate to Whirlpool’s pending merger with Maytag Corporation, including (1) the ability of Whirlpool and Maytag to satisfy the conditions to closing (including Maytag shareholder approval and regulatory approval) and timing of the process; (2) the effect on Maytag’s business of the pending transaction; and (3) in the event the merger is completed, Whirlpool’s ability to integrate the business of Maytag on a timely basis and realize the full anticipated benefits of the merger within the current estimate of costs.

Additional Information Relating to the Proposed Merger with Maytag Corporation and Where to Find It:

Whirlpool has filed and the Securities and Exchange Commission has declared effective, a registration statement on Form S-4 (File no. 333- 128686), containing a definitive proxy statement/prospectus in connection with the proposed merger with Maytag Corporation. Investors are urged to read the Form S-4 and the definitive proxy statement/prospectus and any other relevant documents filed or to be filed by Whirlpool or Maytag because they contain or will contain important information. The Form S-4 and other documents filed by Whirlpool and Maytag with the SEC are available free of charge at the SEC’s website (http://www.sec.gov ) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692, Attention: Larry Venturelli, Vice President, Investor Relations or from Maytag’s Website at http://www.maytagcorp.com . Neither this communication nor the definitive proxy statement/prospectus constitutes an offer to sell, or the solicitation of an offer to buy, Whirlpool common stock in any jurisdiction outside the United States where such offer or issuance would be prohibited; any such offer or sale will only be made in accordance with the applicable laws of such jurisdiction.

Whirlpool and its directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from Maytag stockholders in connection with the approval of the proposed transaction. Information about Whirlpool’s directors and executive officers is available in Whirlpool’s proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders.

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